Exhibit 99.1

Acasti Pharma Grants Incentive Stock and Options

Laval, Québec, CANADA – February 24, 2017 – Acasti Pharma Inc. (“Acasti” or the “Corporation”) (NASDAQ:ACST – TSX-V:ACST.V),  today announced the grant of an aggregate of 100,000 incentive stock options under the Corporation’s Stock Option Plan for two new independent directors who joined Acasti’s Board of Directors at the last Annual and Special Meeting of Shareholders, held in July 2016. Each option will vest over a period of 30 months and will entitle its holder to purchase one common share of Acasti at a price of CDN $1.65, until February 24, 2027.

Acasti also confirms the grant of 60,000 fully-vested bonus shares under the Corporation’s Equity Incentive Plan and an aggregate of 365,000 incentive stock options under the Corporation’s Stock Option Plan to some senior executives and key employees who recently joined the Corporation.  Each option will vest over a period of 36 months and will entitle its holder to purchase one common share of Acasti at a price of CDN $1.65, until February 24, 2027.

The incentive stock awards were granted to attract and retain key members of Acasti’s board and management team as the Corporation prepares to advance CaPre®, its krill-based omega-3 phospholipid for the treatment of patients with severe hypertriglyceridemia into a Phase 3 clinical trial.
About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, Acasti’s use of the net proceeds from the Private Placement and the Offering and the results of activities conducted using such net proceeds.

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The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml and on the investor section of Acasti’s website at www.acastipharma.com (the “AIF”) and  the “Forward-Looking Information” section contained in the Final Prospectus, which is available on SEDAR at www.sedar.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications 619-849-5385
jessica@canalecomm.com

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